 Exhibit 99.1

 News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northgate Minerals to Renew Universal Base Shelf Prospectus

     VANCOUVER, June 11 /CNW/ - Northgate Minerals Corporation ("Northgate" or
the "Company") (TSX: NGX, AMEX: NXG) announced today that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission (SEC) on Form F-10. These
filings have been made to renew Northgate's current short term base shelf prospectus which is set to expire on July 5, 2010.
     Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, provide for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of
Cdn$250,000,000 over the next 25 months. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be provided.
     The shelf registration statement filed today with the SEC relating to these securities has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.
     A copy of the shelf registration statement, including the related prospectus, may be obtained from Keren Yun, Director of Investor Relations, at
Northgate's address at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C
1T4, Canada.

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. We are forecasting gold production of 316,000 ounces in 2010.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: 416-363-1701 ext. 233, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 16:45e 11-JUN-10